Exhibit 99.1

 1  G.Willi-Food International Ltd.  Innovation, Quality and Growth  Capital Market Presentation  Third Quarter 2025

 | Capital Market Presentation | Third Quarter 2025      P. 2  Disclaimer and Forward-Looking Information  This presentation is for informational purposes only and does not constitute an offer or an invitation to allot or to purchase the Company's securities or to accept such offers, nor does it constitute advice, recommendations or express an opinion on the feasibility of investing in the Company's securities The information provided herein does not supersede any independent review of an investor in accordance with her/his circumstances and discretion.  The data and information presented in this presentation are for summary purposes only and do not replace the need to review the company’s full public reports, including its periodic and quarterly financial statements. This presentation may contain data or information presented differently from the way it appears in the reports published by the company to the public. In the event of any inconsistency between the summarized and general information in this presentation and the detailed information in the company’s reports, the information in the company’s reports shall prevail.  This presentation includes forward looking information (as defined in the Securities Law, 1968 and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties and which includes, among other things, forecasts, assessments, estimates and other information relating to future events and or matters, the realization of which is uncertain (as well as how they materialize) and is not under the control of the Company. All statements contained in this presentation other than statements of historical facts are forward looking information and includes, inter alia, forecasts, targets, estimates, estimates and other information, based (inter alia and as appropriate) on the Company's management estimates (as of the date of publication of this presentation) and statistical and public data and publications by external bodies and whose contents have not been checked by the Company and for which the Company is not responsible for their correctness.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results, in whole or in part, may be realized differently than expected (and even substantially different) as a result of, among other things, the realization of the risk factors that characterize the company and its activities and as a result of other external developments beyond the Company's control, including delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not materialize and inability to sustain improvements and growth in the future. The Company has no certainty that its expectations and assessments will indeed be realized, and the results of the Company's operations may differ materially from the results estimated or implied by the foregoing, among others due to a change in any of the above-mentioned factors. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025.   The Company does not undertake to update the information set forth in this presentation to reflect events and or developments that will occur after its publication.

 Third Quarter 2025 |   P.3 | Capital Market Presentation  About the Company  Dual-listed company (NASDAQ + TASE) Specializing in import, export, marketing, and distribution of food products.  1994   Company Founding  30+  Years of Experience  600+  Variety of Products  3,500+   Customers  300  Employees and Contractors  125  Suppliers  Company Vision  Leading the imported food market in Israel by focusing on innovation, variety, and quality at affordable prices.  Innovation   Continuous development of new products across existing and new categories, tailored to the local market.  Fair Price  A cost-effective alternative in the market

  | Capital Market Presentation | Third Quarter 2025  P. 4  Organizational Structure  64.9%   Willi-Food Investements Ltd.  (Public, Traded on TASE)  59.1%   G.Willi-Food International Ltd.  (Public, Dual-listed On NASDAQ and TASE)  16.6%  Menora  14.2%   Zwi & Joseph Williger

  Third Quarter 2025| Capital Market Presentation |  P. 5   Senior  Management  Zwi Williger Chairman of the Board  Joseph Williger CEO  Founders – 31 years with the company Second generation of a family of food importers and entrepreneurs.Successfully leading the company together for decades.  Kfir Kolp Chief Operating Officer  Joined the company in 2023, holds a Master's degree in Logistics, responsible for managing day-to-day operations, process optimization, project management, and driving operational innovation  Yitzhak Barbi CPA, Chief Financial Officer  11 years with the Company, holds a degree in Accounting and Economics, responsible for managing the finance department, including relations with the capital market, reporting to regulators and investors and the Company’s strategic financial planning  Ran Asulin VP Trade and Sales  15 years with the company, holds a degree in Business Administration, responsible for developing the sales strategy, increasing market share, and managing business partnerships.

 A variety of the company's leading product categories  Canned Vegetables  Canned Fruits  Canned Fish  Snacks  Pickles  Edible Oils  Pastas and Rice  Cereals  Dairy and   Dairy Substitutes  Baked Goods  Sauces  Frozen Pizzas  Frozen Dough  Frozen Fruits   and Vegetables  Third Quarter 2025 | Capital Market Presentation |   P. 6

  Third Quarter 2025| Capital Market Presentation |   P. 7  Company’s Brands  International Brands of the Company

 Third Quarter 2025 | Capital Market Presentation |   P. 8  Strategic Advantages in a Competitive Market  A global supplier network and long-term relationships enabling attractive trade terms  Expertise in developing new products tailored to the Israeli taste  Self owned dry and refrigerated logistic center under advanced expansion and development processes  Wide Coverage   and Customer   Accessibility  Significant Cash Reserves  Lean Cost   Structure  Independent Distribution   Network

 Third Quarter 2025 | Capital Market Presentation |   P. 9  Israel Food Market Analysis 2025 Data from StoreNext*  Key Trends and Their Implications for the Company  Market Growth of 3.9%  The Israeli food market in the first nine months of 2025 reached approximately NIS 34.2 billion  The dairy and dairy substitutes market grew by 5.9%, reaching approximately NIS 8.8 billion  Supply Chain Challenges  Advantage for Independent Logistics Systems  Rise of Private Labels  Private labels account for 6.5% of the food market  “What’s Good for Europe”  Opening of the market to European food product imports, increases competition and helps reduce prices for consumers

 Third Quarter 2025 | Capital Market Presentation |   P. 10  Financial Data – Growth Trend   Sales  2025 fiscal year sales are derived from H1 2025  Key Profit and Loss Data (in thousands of NIS)  Change  2023-2024  2024  2023  2022  2021  6.0%   575,795    543,262    498,325   454,213   Sales  33.8%    161,334    120,569    143,097   138,293   Gross Profit*  169.1%  66,276   20,350    45,096   49,355   Operational Profit*  136.5%  104,084   39,192    53,974   57,820   Profit Before Taxes*  121.8%  81,717   31,656   41,564   45,101   Net Profit*  *Excluding One-Time Expenses

 Third Quarter 2025 | Capital Market Presentation |   P. 11  Profit

 Financial Data – Growth Trend  Key Profit and Loss Data (in thousands of NIS)  Change   2024-2025  1-9.2023  1-9.2024  1-9.2025  5.2%  404,521  435,493  458,169  Sales  7.5%  89,626  122,537  131,745  Gross Profit  51.6%  14,498  38,847  58,876  Operational Profit  46.3%  26,090  62,070  90,779  Profit Before Taxes  52.9%  20,619  46,151  70,556  Net Profit  Third Quarter 2025 | Capital Market Presentation |   P. 12   Sales

 Profit  Third Quarter 2025 | Capital Market Presentation |   P. 13

 Third Quarter 2025 | Capital Market Presentation |   P. 14  Financial Data (in millions of NIS)  9.2   Current Ratio  89.7%  Equity-to-Assets Ratio  708   Total Balance Sheet  264  Cash and Financial   Assets at Fair Value  635   Equity  The company owns approximately 19 dunams in the Yavne Industrial Zone, with an existing logistics center built on an area of about 8.6 dunams, recorded at a historical value of only approximately NIS 27 million.  *As for September 30, 2025

 Third Quarter 2025 | Capital Market Presentation |   P. 15  Existing Logistics Network  The Company headquarters is located in the Yavne Industrial Zone  The Company owns an advanced logistics center with a total built-up area of 8,600 square meters, situated on approximately 19 dunams, serving as a storage and distribution center for dry, chilled and frozen products  The Company has a voice-picking and computerized distribution system based on WMS  The Company has an independent fleet of trucks for distributing chilled and dry products throughout the country

 Third Quarter 2025 | Capital Market Presentation |   P. 16  Construction of an Additional Logistics Center  Current Status  6,500 Pallets of Dry Products  1,000 Pallets of Chilled Products  1,000 Pallets of Frozen Products  After the establishment of the warehouse (estimated H1 2026)  8,500 Pallets of Dry Products  5,500 Pallets of Chilled Products  5,500 Pallets of Frozen Products  Estimated investment cost for the logistic center: approximately NIS 115 million (as of now, approximately NIS 90 million has actually been paid).  Significant improvement and support in the expansion and establishment of a comprehensive logistics infrastructure (receiving, storage, transportation, distribution and more).  An estimated savings in operating expenses of approximately NIS 8 to 10 million per year.  Support for the Company’s expansion plans, including entry into new categories, particularly chilled and frozen products.  Potential of providing refrigerated storage services for external clients.

 New Logistic Center

 Third Quarter 2025 | Capital Market Presentation |   P. 18  Strategy for the Coming Years  The strategic plan to increase the Company’s sales turnover and profitability includes:  Expanding the export network and developing kosher food products for the U.S. and European markets  Expanding the Company’s production and packaging capabilities  Enhancing the visibility of the Company’s products on customer shelves  Increasing sales in existing categories and entering new categories in the food sector  Acquisition of companies with synergy to the Company’s operations  Continuing and strengthening the sale of private label (PL) products to retail chains in Israel  Improving the logistics system, including expanding the company’s logistic center and distribution network

 Third Quarter 2025 | Capital Market Presentation |   P. 19  Dividend Distribution Policy  Distribution of at least 40% of net profit  Since 2021, the company has distributed NIS 225 million to its shareholders

 G.Willi-Food International Ltd.  Thank You